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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71074

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ameriflex Group Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8475 W. Sunset Road, Suite 102

(No. and Street)

Las Vegas	NV	89113
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter

(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana Heu _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ameriflex Group Securities, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Diana Heu_ _____

Title:

Chief Executive Officer _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AmeriFlex Group Securities, Inc.

Financial Report
December 31, 2025
SEC ID 8-71074
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC
DOCUMENT

AmeriFlex Group Securities, Inc.
Table of Contents
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AmeriFlex Group Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AmeriFlex Group Securities, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934 and the Exemption Provision of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 (collectively referred to as the “supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company’s auditor since 2025.

Glen Allen, Virginia
February 24, 2026

AmeriFlex Group Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	31,114
Commissions receivable		396
Prepaids and other assets		2,171
Total assets	$	33,681

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses and other liabilities	4,702
Total liabilities	4,702

Stockholder's Equity

Common stock, 10,000 shares issued and outstanding	21,000
Additional paid-in capital	142,000
Accumulated deficit	(134,021)
Total stockholder's equity	28,979
Total liabilities and stockholder's equity	$ 33,681

AmeriFlex Group Securities, Inc.
Statement of Operations
Year Ended December 31, 2025

Revenues	
Commission income	$ 1,039,264
Total revenues	1,039,264
Expenses	
Professional fees	69,100
Compensation and benefits	59,427
General and administrative	7,151
Rent and occupancy	3,600
Total expenses	139,278
Net income	$ 899,986

AmeriFlex Group Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid-In-Capital	(Accumulated Deficit)	Total Stockholder's Equity
Balances, January 1, 2025	$ 21,000	$ 142,000	$ (104,024)	$ 58,976
Distributions	-	-	(929,983)	(929,983)
Net income	-	-	899,986	899,986
Balances, December 31, 2025	$ 21,000	$ 142,000	$ (134,021)	$ 28,979

See accompanying notes to the financial statements.

AmeriFlex Group Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	899,986
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Commissions receivable		37,978
Prepaid and other assets		(78)
Accrued expenses and other liabilities		1,435
Net cash provided by operating activities		939,321
Cash flows from financing activities		
Distributions to parent		(929,983)
Net cash used in financing activities		(929,983)
Net increase in cash		9,338
Cash and cash equivalents, beginning of year		21,776
Cash and cash equivalents, end of year	$	31,114

1.   **Organization and Nature of the Business**

AmeriFlex Group Securities, Inc. (the "Company"), organized in the State of Nevada, is a wholly owned subsidiary of The AmeriFlex Group, Inc. (the "Parent"), an SEC registered investment advisor. In November 2023, the Company became registered with the United States Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company limits its business activity to receiving trailing commissions and is a non-clearing broker with no retail or institutional customer accounts and no interaction with the public.

2.   **Significant Accounting Policies**

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that afftect the amounts reported in the financial statements and accompanying notes. While management makes its best judgement, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for cash flow statement purposes. The Company's cash balance is held with a large global financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents. There were no cash equivalents at December 31, 2025.

Commissions Receivable
The Company's receivables include amounts receivable from commissions trails earned but not yet received.

The Company follows Accounting Standards Codification ("ASC") Topic 326: Financial Instruments – Credit Losses. This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine the Company's allowance for credit losses on financial assets measured at amortized cost and certain off-balance sheet arrangements.

The Company has no material historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Management has determined that these receivables have minimal credit risk and therefore, no allowance was deemed necessary as of December 31, 2025.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606: Revenue from Contracts with Customers. The Company's primary source of revenue is commission trail revenue earned pursuant to commission sharing agreements with third-party broker dealer counterparties. Under these agreements, the Company receives a stated percentage of gross commissions and/or asset-based trail revenue generated by registered representatives affiliated with the Company.

The Company's performance obligation under these arrangements is the provision of ongoing broker-dealer services, which is satisfied over time as the services are continuously provided. Commission revenue is driven by underlying trading activity and account asset balances. Revenue is recognized when earned, based on commission reports provided by the broker-dealer counterparties in accordance with the applicable agreements.

The Company did not further disaggregate revenue, as commission trail revenue represents a single revenue stream with consistent economic characteristics, timing of recognition, and uncertainty of cash flows. There were no contract assets or contract liabilities from contracts with customers at January 1, 2025 or December 31, 2025. Accounts receivable from contracts with customers were $38,374 and $396 at January 1, 2025 and December 31, 2025, respectively.

Income Taxes
The Company follows ASC Topic 740: Accounting for Income Taxes. The Company is included on the consolidated tax return of the Parent. In prior periods, the Company recorded federal income tax expense allocated from the Parent. Effective January 1, 2025, management has elected not to allocate consolidated federal income tax expense to the Company. Accordingly, the Company does not record federal income tax expense or income taxes payable. Any tax payments or settlements related to the Company's activities are reflected through intercompany balances or distributions rather than through income tax expense.

Income Tax Uncertainties
The Company evaluates uncertain tax positions in accordance with applicable Financial Accounting Standard Board ("FASB") guidance. Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure as of December 31, 2025.

Reportable Segement
The Company follows Accounting Standards Update ("ASU") ASU 2023-07: Improvements to Reportable Segment Disclosures, which requires certain disclosures related to reportable segments. The Company has a single reportable segment based on the nature of its services and the regulatory environment in which it operates. The nature of the business and the accounting policies of the segment are the same as described throughout Notes 1 and 2. The Company's Chief Operating Decision Maker ("CODM") is its executive team. The CODM assesses the segment's performance and allocates resources based on net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Condition.

3.   **Concentration**

All revenues were earned from two clients in 2025. All receivables are due from one client at December 31, 2025.

4.   **Contingencies**

Management is not aware of any pending or threatened litigation. At December 31, 2025, the Company did not have any commitments or contingencies which require disclosure.

5.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $26,412, which

was $21,412 in excess of the minimum required net capital of $5,000. The Company's net capital ratio was 0.18 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

6.   **Related party transactions**

The Company occupies office space with its Parent Company in Las Vegas, Nevada and has agreed, on a month-to-month basis, to a rental fee of $300. Rent expense for the period ended December 31, 2025 was $3,600. The Company also made distributions to the Parent. For the year ended December 31, 2025, the Company distributed profits of $929,983 to the Parent.

7.   **Subsequent Events**

Management has evaluated subsequent events through February 24, 2026, the date the financial statement were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

Supplemental Schedules

AmeriFlex Group Securities, Inc.
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Act of 1934
December 31, 2025

Total Ownership Equity Qualified for Net Capital	$	28,979
Deductions and/or charges for non-allowable assets:		
Prepaid expenses and other assets		2,171
Commissions receivable		396
		2,567
Net Capital	$	26,412
Computation of Basic Net Capital Requirement:		
Minimum dollar net capital requirement	$	5,000
6-2/3% of Aggregate indebtedness	$	313
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	21,412
Computation of Aggregate Indebtedness		
Accrued expenses and other liabilities		4,702
Total aggregate indebtedness	$	4,702
Ratio of aggregate indebtedness to net capital		0.18 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A, as originally filed, for the period ended December 31, 2025.

AmeriFlex Group Securities, Inc.
Exemption Provision of Reserve Requirements Under Rule 15c3-3 of the
Securities Exchange Act of 1934
December 31, 2025

The Company has no obligation under Rule 15c3-3 to prepare the Compuation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
AmeriFlex Group Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) AmeriFlex Group Securities, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receipt of commission trails. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Keiter

Glen Allen, Virginia
February 24, 2026

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

AmeriFlex Group Securities, Inc.
Exemption Report For The Year Ended December 31, 2025

AmeriFlex Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to (1) receipt of commission trails, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025 without exception.

____
AmeriFlex Group Securities, Inc.

I, _Diana Heu_, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Diana Heu

Title: CEO

February 24, 2026